SCHEDULE A

Fees payable to the Portfolio manager pursuant to paragraph 5 hereof shall be at the following annual rates for each Fund:

FUND                                               RATE

AZL LMP Large Cap Growth Fund             0.45% on the first $250 million
                                          0.40% on the next $250 million
                                          0.35% thereafter

AZL LMP Small Cap Growth Fund             0.60% on the first $250 million
                                          0.55% on the next $250 million
                                          0.50% thereafter



 The management fee shall be accrued and paid to the Portfolio Manager as provided in Section 5 of the Portfolio Management Agreement.